UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

GENOPTIX, INC.

(Name of Subject Company)

GENOPTIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Genoptix, Inc.

1811 Aston Avenue

Carlsbad, CA 92008

(760) 268-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Barbara L. Borden, Esq.

J. Patrick Loofbourrow, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Genoptix, Inc., a Delaware corporation (“Genoptix” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2011, as amended and supplemented, relating to the tender offer by GO Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland, to purchase all the issued and outstanding shares of Genoptix’ common stock, $0.001 par value per share, at a price of $25.00 per share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011, and in the related Letter of Transmittal, each of which as amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by adding the following:

“Announcement of Results of Initial Offering; Commencement of Subsequent Offering Period

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, on February 25, 2011 (which was the end of day on February 25, 2011). JPMorgan Chase Bank, N.A., the depositary for the Offer (the “Depositary”) has advised Parent that, as of the expiration of the initial offering period, a total of approximately 14,121,547 Shares were validly tendered and not properly withdrawn, representing approximately 79.81% of the Shares outstanding. All Shares that were validly tendered and not properly withdrawn during the initial offering period have been accepted for payment.

The Depositary has also advised Parent that it has received commitments to tender approximately 2,306,873 additional Shares under the guaranteed delivery procedures described in the Offer, representing approximately 13.04% of the Shares outstanding.

Parent has commenced, through the Purchaser, a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Exchange Act. The subsequent offering period will expire at 12:00 midnight (New York City time) on March 4, 2011 (which is the end of day on March 4, 2011), unless extended. Any Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and tendering stockholders will be paid $25.00 per Share in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

The full text of the press release issued by Novartis International AG on February 28, 2011 announcing the results of the initial offering period of the Offer and the commencement of the subsequent offering period is filed as Exhibit (a)(1)(L) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(1)(L)

Press Release issued by Novartis International AG on February 28, 2011 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO/A filed by GO Merger Sub, Inc., Novartis Finance Corporation and Novartis AG on February 28, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENOPTIX, INC.

By:	/s/ Tina S. Nova, Ph.D.
Name:	Tina S. Nova, Ph.D.
Title:	President and Chief Executive Officer

Dated: February 28, 2011